Exhibit 4.97

AMYRIS, INC.

NOTE

No. B-1 $25,000,000.00

Amyris, Inc., a Delaware corporation (the “Company”), for value received, hereby promises to pay to DSM FINANCE BV, or registered assigns (“Holder”), the principal sum of hereof, which shall be Twenty-Five Million Dollars ($25,000,000.00), no later than December 31, 2021 and to pay interest thereon, from the date of this Note, or from the most recent interest payment date to which interest has been paid on this Note, quarterly on March 31, June 30, September 30 and December 31 in each year, commencing December 31, 2017, at the rate of 2.5% per quarter (calculated on a simple interest basis and paid in cash) until the principal hereof is due and in the manner set forth below.

Payment of the principal of this Note shall be made upon the surrender of this Note to the Company, at its chief executive office (or such other office within the United States as shall be designated by the Company to the holder hereof) (the “Designated Office”), in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts. Payment of interest in cash and all other amounts payable in cash with respect to this Note shall be made by wire transfer to the holder, provided that if the holder shall not have furnished wire instructions in writing to the Company no later than the Business Day immediately prior to the date on which the Company makes such payment, such payment may be made by U.S. dollar check mailed to the address of the Person entitled thereto as such address shall appear in the Company security register.

Capitalized terms used and not otherwise defined herein shall have the respective meanings given to those terms in Section 4 hereof.

1.       Redemption. This Note is subject to redemption, as a whole or from time to time in part (in any amount that is an integral multiple of $1,000), upon not less than five (5) days’ prior written notice in the manner provided in Section 5(b) hereof, at the election of the Company, at a redemption price of 100% of the principal amount hereof, together with accrued interest to the redemption date, but interest installments whose stated maturity is on or prior to such redemption date will be payable to the holder of this Note, or one or more predecessor securities, of record at the close of business on the relevant record dates referred to on the face hereof.

2.       Certain Covenants. Until the Obligations hereunder are paid in full:

(a)	The Company will maintain or cause to be maintained its and each of its Subsidiaries’ corporate or other organizational existence and good standing in its jurisdiction of incorporation and maintain its qualification in each jurisdiction where the failure to so qualify would reasonably be expected to have a Material Adverse Effect.

(b)	The Company will, and will cause each of its Subsidiaries to, comply with all applicable statutes, regulation and orders of, and all applicable restrictions imposed by, all governmental bodies, domestic or foreign, in respect of the conduct of its business and the ownership of its property, other than those the noncompliance with which would not have, and which would not reasonably be expected to have, a Material Adverse Effect.

The Company will pay and discharge, and will cause each of its Subsidiaries to pay and discharge, all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits, or upon any properties belonging to it and all lawful claims which, if unpaid, might become a Lien upon any properties of the Company or any of its Subsidiaries; provided that, neither the Company nor any of its Subsidiaries shall be required to pay any such tax, assessment, charge, levy or claim which is being contested in good faith and by proper proceedings if it has maintained adequate reserves with respect thereto in accordance with GAAP.

(c)	The Company will, and will cause each of its Subsidiaries to, (A) maintain insurance coverage by such insurers and in such forms and amounts and against such risks as are customarily carried by persons conducting businesses similar to those of the Company and its Subsidiaries and (B) promptly upon the holder’s request, furnish to the holder such information about such insurance as the holder may from time to time reasonably request, which information shall be prepared in form and detail satisfactory to the holder.

(d)	The Company shall notify Holder promptly following the date on which an executive officer of the Company has concluded that an event has occurred that has caused or would reasonably be expected to cause a Material Adverse Effect.

(d)	Neither the Company nor any of its Subsidiaries shall (i) pay any dividends or make any distributions on its Equity Securities other than dividends paid on the common stock of the Company paid solely in common stock of the Company; (ii) purchase, redeem, retire, defease or otherwise acquire for value any of its Equity Securities; (iii) return any capital to any holder of its Equity Securities; (iv) make any distribution of assets, Equity Securities, obligations or securities to any holder of its Equity Securities; or (v) set apart any sum for any such purpose; provided that any Subsidiary may pay cash dividends to the Company.

(e)	Neither the Company nor any of its Subsidiaries shall make any payment or distribution in cash to any stockholder or Affiliate of the Company other than payments or distributions made in the ordinary course of business.

3.       Events of Default.

(a)	“Event of Default”, wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(i)	default in the payment of any principal upon this Note when it becomes due and payable, following a ten (10) day cure period; or

(ii)	default in the payment of any interest upon this Note when it becomes due and payable, following a cure period of ten (10) days after written notice to the Company in the manner set forth in Section 5(b);

(iii)	default in the performance, or breach, of any covenant of the Company herein (other than any default, or breach, which is specifically dealt with in clauses (i) or (ii) of Section 3(a)) and continuance of such default or breach for a period of forty-five (45) days after the earlier to occur of (A) the date on which an executive officer of the Company becomes aware of such default or breach and (B) the date on which the holder of this Note has provided written notice to the Company in the manner set forth in Section 5(b) specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder;

(iv)	the entry by a court having jurisdiction in the premises of (x) a decree or order for relief in respect of the Company or any Significant Subsidiary (as defined below) in an involuntary case or proceeding under any applicable Federal or state bankruptcy, insolvency, reorganization or other similar law or (y) a decree or order approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Significant Subsidiary under any applicable Federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of its or their respective property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of sixty (60) consecutive days;

(v)	the commencement by the Company or any Significant Subsidiary of a voluntary case or proceeding under any applicable Federal or state bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company or any Significant Subsidiary to the entry of a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under any applicable Federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against either the Company or a Significant Subsidiary, or the filing by either the Company or a Significant Subsidiary of a petition or answer or consent seeking reorganization or similar relief under any applicable Federal or state law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of the property of either the Company or any Significant Subsidiary, or the making by either the Company or any Significant Subsidiary of an assignment for the benefit of creditors, or the admission by either the Company or any Significant Subsidiary in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company or any Significant Subsidiary in furtherance of any such action;

(vi)	any representation, warranty or certification by or on behalf of the Company or any of its Subsidiaries made or deemed made herein or in the Credit Agreement (other than the representations and warranties set forth in clause (ii) of Section 2(g) of the Credit Agreement) shall prove to have been incorrect in any material respect (without duplication of other materiality qualifiers contained therein) on or as of the date made or deemed made;

(vii)	the Company or any of its Subsidiaries (i) fails to make any payment in respect of any indebtedness (other than indebtedness owing to the holder of this Note pursuant to this Note and the Credit Agreement) having an aggregate principal amount of more than $10.0 million when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) and such failure continues after the applicable grace or notice period, if any, specified in the document relating thereto on the date of such failure; or (ii) fails to perform or observe any other condition or covenant, or any other event shall occur or condition exist, under any agreement or instrument relating to any such indebtedness, if the effect of such failure, event or condition is to cause such indebtedness to be declared to be due and payable (or otherwise required immediately to be prepaid, redeemed, purchased or defeased) prior to its stated maturity (without regard to any subordination terms with respect thereto) or cash collateral in respect thereof to be demanded;

(viii)	one or more monetary or non-monetary judgments, orders or decrees shall be rendered against any one or more of the Company and its Subsidiaries which has, either individually or in the aggregate, a Material Adverse Effect, and there shall be any period of thirty (30) consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(ix)	a Change of Control occurs;

(x)	the Company has materially breached any provision of that certain Farnese License Agreement, dated as of November 14, 2017, by and between the Company and DSM Nutritional Products Ltd., and such breach has not been cured within sixty (60) days after such breach; or

(xi)	any material provision of this Note or the Credit Agreement shall for any reason cease to be valid and binding on or enforceable against the Company or the Company shall so state in writing or bring an action to limit its obligations or liabilities under this Note or the Credit Agreement.

(b)	The Company will give the holder of this Note notice, within two (2) Business Days of the occurrence thereof, of any Event of Default or any event that, with the giving of notice or passage of time or both, would become an Event of Default. Such notice shall be given in the manner provided in Section 5(b).

(c)	During the continuance of an Event of Default, the Company shall provide the holder of this Note within three (3) Business Days such information as the holder of this Note may reasonably request to establish any assertion by the Company under this Section 3.

(d)	Upon the occurrence and during the continuance of a General Event of Default or a Payment Event of Default, the holder of this Note may declare all or any portion of the unpaid principal amount of this Note, all interest then accrued and unpaid thereon, and all other amounts then owing or payable hereunder or under the Credit Agreement to be immediately due and payable; without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Company (an “Acceleration”).

(e)	Upon the occurrence of a Bankruptcy Event of Default, the unpaid principal amount under this Note and all interest and other amounts owing under this Note shall automatically become due and payable without further act of the holder of this Note.

(f)	The holder of the Note is hereby authorized, at any time and from time to time during the continuance of any Event of Default and to the fullest extent permitted by applicable law, to set off and apply any and all indebtedness, claims or other obligations at any time owing by the holder of the Note or any of its Affiliates (including, without limitation, amounts owing under the Ancillary Agreements (as defined in the Quota Purchase Agreement) to or for the credit or the account of the Company against any payment obligation of the Company (including, without limitation, payments of principal and interest) now or hereafter existing. Upon each exercise of the setoff right described in the preceding sentence, the holder of the Note agrees promptly to notify the Company; provided, however, that the failure to give such notice shall not affect the validity of such setoff and application. The rights under this Section 3(f) are in addition to any other rights and remedies that the holder of the Note may have.

4.       Definitions. Capitalized terms used in this Note and not otherwise defined have the meanings given to them in the Credit Agreement. Unless otherwise defined in this Note, the following capitalized terms shall have the following respective meanings when used herein:

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Bankruptcy Event of Default” means an Event of Default specified in Section 3(a)(iv) or 3(a)(v).

“Business Day” means any day other than Saturday or Sunday on which commercial banks are open for business in New York, New York.

“Change of Control” means any (i) reorganization, recapitalization, consolidation or merger (or similar transaction or series of related transactions) involving the Company, sale or exchange of outstanding (or issuance of new) shares of capital stock (or similar transaction or series of related transactions) of the Company in which the holders of the Company’s outstanding shares of capital stock immediately before consummation of such transaction or series of related transactions do not, immediately after consummation of such transaction or series of related transactions, retain shares of capital stock representing more than fifty percent (50%) of the voting power of the surviving entity of such transaction or series of related transactions (or the parent of such surviving entity if such surviving entity is wholly owned by such parent), in each case without regard to whether the Company is the surviving entity, or (ii) sale or issuance by the Company of new shares of preferred stock of the Company to investors, none of whom are current investors in the Company, and such new shares of preferred stock are senior to all existing preferred stock and common stock with respect to liquidation preferences, and the aggregate liquidation preference of the new shares of preferred stock is more than fifty percent (50%) of the aggregate liquidation preference of all shares of preferred stock of the Company.

“Credit Agreement” means the Credit Agreement, dated as of December 28, 2017, entered into by and between the Company and the Lender.

“Equity Securities” of any Person means (a) all common stock, preferred stock, participations, shares, partnership interests or other equity interests in and of such Person (regardless of how designated and whether or not voting or non-voting) and (b) all warrants, options and other rights to acquire any of the foregoing.

“GAAP” means generally accepted accounting principles as in effect in the United States of America from time to time.

“General Event of Default” means an Event of Default that is neither a Payment Event of Default nor a Bankruptcy Event of Default.

“Payment Event of Default” means an Event of Default specified in Section 3(a)(i) or 3(a)(ii).

“Person” shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

“Significant Subsidiary” means, with respect to any Person, a Subsidiary of such Person that would constitute a significant subsidiary as such term is defined under Rule 1-02 of Regulation S-X of the Commission.

“Subsidiary” shall mean (a) any corporation of which more than fifty percent (50%) of the issued and outstanding equity securities having ordinary voting power to elect a majority of the board of directors of such corporation is at the time directly or indirectly owned or controlled by the Company, (b) any partnership, joint venture, limited liability company or other association of which more than fifty percent (50%) of the equity interests having the power to vote, direct or control the management of such partnership, joint venture, limited liability company or other association is at the time directly or indirectly owned and controlled by the Company, and (c) any other entity included in the financial statements of the Company on a consolidated basis.

5.       Other.

(a)	No provision of this Note shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest, if any, on this Note at the times, places and rate, and in the coin or currency, herein prescribed or to repay this Note as herein provided.

(b)	The Company will give prompt written notice to the holder of this Note of any change in the location of the Designated Office. Any notice to the Company or to the holder of this Note shall be given in the manner set forth in the Credit Agreement.

(c)	The transfer of this Note is registrable on the register maintained by the Company upon surrender of this Note for registration of transfer at the Designated Office, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company duly executed by, the holder hereof or such holder’s attorney duly authorized in writing, and thereupon one or more new securities, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees. Such securities are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. No service charge shall be made for any such registration of transfer, but the Company may require payment of a sum sufficient to recover any tax or other governmental charge payable in connection therewith. Prior to due presentation of this Note for registration of transfer, the Company and any agent of the Company may treat the Person in whose name this Note is registered as the owner thereof for all purposes, whether or not this Note be overdue, and neither the Company nor any such agent shall be affected by notice to the contrary.

(d)	This Note shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to principles of conflicts of laws.

[The remainder of this page is intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

Dated: December 28, 2017

Amyris, Inc.

By: /s/ John Melo
Name: John Melo
Title: President and Chief Executive Officer

[Note Signature Page]